Filer:  Phone.com, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                              Commission File No. 000-25687


On August 9, 2000 the following FAQ was presented on the Phone.com, Inc. website and was distributed directly to employees by other means:

CORPORATE STRATEGY


WHY HAVE PHONE.COM AND SOFTWARE.COM AGREED TO MERGE?

A: By merging, Phone.com and Software.com have a unique opportunity to create a strong global company able to provide a full range of carrier-class software to communications service providers worldwide. The merged company will be the premier developer and supplier of highly scalable IP-based infrastructure and application software, enabling e-mail, voice-mail, unified messaging, directory, and wireless Internet access, for wireless carriers, wireline carriers and ISPs. We have complementary, products, business models, work forces and cultures, and see this a transaction that will benefit shareholders on both sides.

WHAT HAS TO HAPPEN FOR THIS TRANSACTION TO BE COMPLETED?

A : The transaction is subject to both regulatory and shareholder approval. Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the parties must notify the federal antitrust agencies of their intent to merger, and wait a specified period of time while the agencies review the transaction. To explain the transaction in full to shareholders and establish meetings for each company's investors to vote, Phone.com and Software.com will file a preliminary proxy statement with the Securities and Exchange Commission (SEC). After receiving comments from the SEC, a final proxy statement will be sent to shareholders of both companies, who will be able to vote through the mail by proxy or in person at the special shareholder meeting. Following regulatory clearance, shareholder votes, and the satisfaction of closing conditions, Phone.com will issue the designated stock to Software.com shareholders and the transaction will close.

HOW LONG WILL THE APPROVAL PROCESS TAKE?

A: The timing of the approval process can vary, but we expect to close the transaction later this year.

WHAT ARE THE FINANCIAL TERMS OF THE COMBINATION?

A: Shareholders of Phone.com and Software.com will each own approximately 50% of the new company.

HOW WILL CUSTOMERS BE AFFECTED BY THIS TRANSACTION?
A: We expect that customers will realize tremendous benefits from the merger. With instant critical mass and a broader infrastructure and application software, the merged company will be able to meet all of their communications software needs. Additionally, by bringing the industry's top talent under one roof, we will enhance customer service and continue to bring the most innovative, high-quality products to the market.

WHAT IS THE STRATEGY AND MISSION OF THE COMBINED COMPANY?

A: The merged company intends to build on its leading position and first-mover advantage in the IP-based communication infrastructure software sector. Our mission is to utilize our unique position to capitalize on the unification of wireless, wireline, broadband and ISP providers worldwide.


ORGANIZATION AND INTEGRATION

WHO ARE THE MEMBERS OF THE SENIOR MANAGEMENT TEAM?

A:  Alain Rossmann:    Chairman and Executive Vice President
    Don Listwin:       President and CEO
    John MacFarlane:   Executive Vice President

WHAT ARE THE CULTURES OF EACH OF THE COMPANY?

A: Software.com and Phone.com have similar and complementary cultures. Phone.com cultural values include direct communication, results orientation, fact based decision-making and speed in execution.
Software.com has an environment of open communication, is team and customer centric and is fast paced. We expect it will take some time for the companies to meld, and it will be different!

WILL WE CONTINUE TO WORK ON THE SAME PROJECTS?

A: Yes. We need to all stay focused on our short-term goals and continue to hit the ball out of the ballpark! It is business as usual. Daily operations of both companies will be conducted as separate entities until the merger closes which is expected towards the end of 2000. We encourage you to talk with your manager if you have any questions.

WHAT ABOUT RECRUITING?
A: Again, it is business as usual for both companies. We each will continue to recruit for the open positions that exist in both companies today.

WHO IS IN CHARGE OF THE INTEGRATION?

A: The leaders of each functional area will be responsible for the integration planning for their respective groups. Malcolm Bird of Phone.com and John Poulack of Software.com will lead the overall integration from a process standpoint.

WHEN WILL THE INTEGRATION BEGIN?

A: We have already begun planning to ensure a smooth integration. We are restricted from beginning any actual integration beyond the planning process until such time as we receive regulatory clearance for the merger.

WILL EMPLOYEES START DATES FOR PURPOSES OF BENEFIT ACCRUALS AND STOCK OPTION VESTING CHANGE WITH THE MERGER?

A:  No, employee start dates will remain the same.

WHAT HAPPENS TO MY BENEFITS?

A: There are no planned changes to the existing benefit programs before January 1, 2001. The Human Resources integration team will assess all benefit programs offered by both Companies and will seek to select the best programs from the two wherever possible.

WHAT HAPPENS TO MY STOCK OPTIONS?

A: Software.com stock options will be converted into Phone.com stock options upon the close of the deal. The exact conversion ratio is 1.6105. Vesting and grant dates will remain the same.

WILL THIS TRANSACTION AFFECT PAY SCALES?

A: Both companies pay market competitive salaries and we will continue to do so.

WILL WE MAINTAIN THE CURRENT OFFICE LOCATIONS?

A:  All offices and operations in Santa Barbara, Redwood City, Bellevue and

Lexington and overseas locations will remain the same. In cities where each company maintains offices we will look to combine the operations under one roof subject to a case by case assessment of the impact such a move would have on employees, as well as, the growth outlook in each location for the combined company

HOW WILL I BE KEPT UP TO DATE ON ANY CHANGES WHICH MAY AFFECT ME?

A: We have created an integration website which will house up to date integration planning and organizational information. The URL is http://www.phone.com/software. As the site is updated, you will be notified.




WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and securityholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com and Software.com. Investors and securityholders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Phone.com or Software.com. Phone.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Phone.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Phone.com's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 28, 1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Phone.com. Software.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Software.com with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Software.com's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Software.com.




                                       * * *
This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.